April 19, 2023

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	U.S. GoldMining Inc.
Registration Statement on Form S-1 (Registration No. 333-269693)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”) and BMO Capital Markets Corp. (“BMO”), as co-managers of the underwriters for the above-referenced offering, hereby concur in the request by U.S. GoldMining Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. Eastern Time on Wednesday, April 19, 2023, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright and BMO affirm that they are aware of their obligations under the Securities Act in connection with this offering.

430 Park Avenue | New York, New York 10022 | 212.356.0500

Security services provided by H.C. Wainwright & Co., LLC | Member: FINRA/SIPC

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name:	Mark W. Viklund
Title:	Chief Executive Officer

BMO Capital Markets Corp.

By:	/s/ Brad Pavelka
Name:	Brad Pavelka
Title:	Managing Director